Exhibit 99.1

May 10, 2013

Via Fax

Securities and Exchange Commission

Office of Chief Accountant

100 F Street N.E.

Washington, D.C. 20549

Attn: SECPS Letter File/Mail Stop 9-5

Fax: 202 772 9253

Re: Wowjoint Holdings Limited.

Ladies and Gentlemen:

We have read the statements of Wowjoint Hollings Limited pertaining to our firm included in the Form 6-K dated May 10, 2013 and agree with such statements as they pertain to our firm. We have no basis to agree or disagree with other statements made under in such Form 6-K. We hereby consent to filing of this letter as an exhibit to such Form 6-K."

/s/ RBSM, LLP

Certified Public Accountants

CC:

Wowjoint Holdings Limited.

1108 A Block Tiancheng Mansion,

#2 Xinfeng Road, Deshengmenwai Street,

Xicheng District Beijing, PRC.